Hidrent Inc.



ANNUAL REPORT

961 Waterview Drive

Prosper, TX 75078

(833) 443-7368

https://www.hidrent.com/

This Annual Report is dated June 16, 2022.

BUSINESS

Hidrent Inc. is a C-Corp organized under the laws of the state of Delaware that helps firefighters supplement their income during their off duty days by connecting them with homeowners and local businesses in need of handy-man type help from someone they can trust. The company's business model consists of a revenue share focused on non-skilled tasks such as: assembly, installation, improvement, transportation, hanging, moving, delivery and general labor. Our services are provided across the United States at homes and businesses like Atlas Van Lines, Keller Williams, PODS, Redfin and Uber Health. Hidrent operates in the $600B Home Service Industry with the help of over 1.5M US Firefighters/EMTs and a successful appearance on Shark Tank.

The company has entered into a strategic partnership with the IAFF Financial Corporation representing over 325,000 professional firefighters in the US and Canada. This Marketing Agreement provides promotion of Hidrent services to all IAFF firefighters via email, social media, website banners and trade shows in exchange for 2% revenue to be paid to the IAFF Financial Corporation and 2% revenue to be donated to the IAFF Charitable Foundation. The IAFF-FC has also invested directly to acquire a 5% equity stake in Hidrent. Making the partnership mutually beneficial for years to come.

Hidrent Inc. was initially organized as an LLC in the state of Texas (Hidrent, LLC) on May 12, 2017 and converted to a DE C-corp on May 8, 2019.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $89.00

Number of Securities Sold: 9,000,000

Use of proceeds: Restricted Stock Purchase Agreement by Dave Heimbuch. 1,000,000 shares to Capital Factory Partners L.P. 2019 and in lieu of paying the Purchase Price in cash, Capital Factory has admitted the Company into its accelerator program as full consideration for the shares.

Date: May 08, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $180,000.00

Use of proceeds: Technology, Marketing, Hiring

Date: October 26, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $101,691.96

Use of proceeds: Technology and Marketing

Date: July 15, 2020

Offering exemption relied upon: Regulation CF

Type of security sold: SAFE

Final amount sold: $250,000.00

Use of proceeds: Product Development, Marketing and Hiring

Date: October 05, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $162,500.00

Use of proceeds: Operations, Design, Technology and Marketing

Date: October 05, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $44,802.00

Use of proceeds: Marketing and expansion

Date: September 03, 2019

Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note

Final amount sold: $250,000.00

Use of proceeds: Hiring, expansion of B2B and Marketing

Date: May 05, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

2021 was a very successful year for Hidrent as we experienced record revenues of $430,000, up 65% from 2020 ($261,786). This increase in revenue was primarily driven by business to business sales, which were up more than 120% over 2020. We believe that this improved performance was primarily driven by two factors: a decrease in direct to consumer advertising as we prepared for Shark Tank, and the cumulative effects that COVID had on the job market, which actually helped increase our business to business revenue.

Cost of sales

Cost of sales in 2021 did increase by 78% from $229,622.87 to $408,173 due to the increase in revenue, and the flexible margins we used in our business to business model. Moving forward into the next fiscal year, we expect cost of sales to be in the 80%-85% range which is a decrease from 2021.

Gross margins

Gross margins were down to 4.95% in 2021 compared to 12% in 2020 once again due to the increase in business to business revenue. We expect this number will go back up following Shark Tank which has increased our direct to consumer revenue that has a flat margin of 20% across all transactions. Additionally, our average cost per job has risen dramatically by over 100% from $135 to $275 following our Shark Tank appearance.

Expenses

Expenses increased in 2021 to approximately $350,000, up $150,000 from expenses of $200,000 in 2020. The majority of the increase in expenses was related to product development as we built a new website and Hidrent Pro mobile app to accommodate the increase in traffic from our Shark Tank appearance at the end of 2021. We expect expenses to continue to grow in 2022 with an increase in wages from new hires along with an increase in marketing spend.

Historical results and cash flows:

Hidrent is currently in the growth stage and generating revenue. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because of our partnership with the IAFF-FC and appearance on Shark Tank. Past cash was primarily generated through sales and investments. Our goal is to generate over $1M in Gross Revenue for the year ending 2022, which would match the total Gross Revenue we have achieved over the 4 years prior.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $147,494.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: EIDL

Amount Owed: $7,500.00

Interest Rate: 0.0%

Maturity Date: April 30, 2023

Creditor: Series I 2020 CN

Amount Owed: $155,000.00

Interest Rate: 6.0%

Maturity Date: March 31, 2023

Converts upon an equity financing raise of at least $1M into Preferred Stock.

Creditor: Series II Safe

Amount Owed: $250,000.00

Interest Rate: 0.0%

Maturity Date: October 05, 2023

Converts into Preferred Stock upon the next Preferred Stock offering.

Creditor: Series III Safe

Amount Owed: $162,500.00

Interest Rate: 0.0%

Maturity Date: October 05, 2023

Converts upon an equity financing raise of at least $1M into Preferred Stock.

Creditor: 2019 MicroVentures CF Safes I

Amount Owed: $24,008.00

Interest Rate: 0.0%

Maturity Date: August 19, 2023

Converts upon an equity financing raise of at least $1M into Preferred Stock.

Creditor: 2019 MicroVentures CF Safes II

Amount Owed: $20,794.00

Interest Rate: 0.0%

Maturity Date: August 19, 2023

Converts upon an equity financing raise of at least $1M into Preferred Stock.

Creditor: Republic Safes

Amount Owed: $101,691.96

Interest Rate: 0.0%

Maturity Date: July 15, 2023

Converts upon an equity financing raise of at least $1M into Preferred Stock.

Creditor: Series II 2022 CN

Amount Owed: $250,000.00

Interest Rate: 6.0%

Maturity Date: May 05, 2024

Converts upon an equity financing raise of at least $3M into Preferred Stock.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Heimbuch

David Heimbuch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director and President

Dates of Service: May 08, 2019 - Present

Responsibilities: The president shall be the chief executive officer of the corporation. The president the shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The president shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation. The President receives a salary of $5,000/month.

Position: Secretary

Dates of Service: May 09, 2019 - Present

Responsibilities: The secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or president, under whose supervision he or she shall be. He or she shall have custody of the corporate seal of the corporation and he or she, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

Position: Tresurer

Dates of Service: May 09, 2019 - Present

Responsibilities: The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the Board of Directors, at its regular meetings or when the Board of Directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

Position: Founder and CEO

Dates of Service: May 08, 2019 - Present

Responsibilities: Overall business strategy and direction.

Name: Kurt Becker

Kurt Becker's current primary role is with International Association of Firefighters Financial Corporation. Kurt Becker currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: November 04, 2021 - Present

Responsibilities: Strategic acquisition and implementation of the firefighters on our platform. Kurt does not take a salary from Hidrent.

Other business experience in the past three years:

Employer: International Association of Firefighters Financial Corporation

Title: COO

Dates of Service: June 18, 2021 - Present

Responsibilities: Kurt expects to relaunch and re-introduce the IAFF-FC to IAFF members with more financial offerings targeted to the specific needs of members, particularly those approaching retirement. A dedication to best practices and an attention to the needs of IAFF members will drive all decisions.

Other business experience in the past three years:

Employer: St. Louis Fire Department

Title: Firefighter

Dates of Service: January 13, 2000 - June 17, 2021

Responsibilities: Paramedic and Firefighter

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: David Heimbuch

Amount and nature of Beneficial ownership: 8,900,000

Percent of class: 84.06

RELATED PARTY TRANSACTIONS

Name of Entity: Dave Heimbuch - Paid in Full

Relationship to Company: Officer

Nature / amount of interest in the transaction: Loan from CEO to company

Material Terms: Maturity Date December 31, 2023. Amount owed $0, 0% interest rate.

OUR SECURITIES

The company has authorized Common Stock, Series Seed-1 Stock, Series I 2020 CN, Series II Safe, Series III Safe, 2019 MicroVenture CF Safes, 2019 MicroVentures Safes II, Republic Safes, Series Seed-2 Stock, Series Seed-3 Stock, Series Seed-4 Stock, Series Seed-5 Stock, Series Seed-6 Stock, and Series Seed-7 Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 938,666 of Series Seed-1 Stock.

Common Stock

The amount of security authorized is 18,052,373 with a total of 11,142,182 outstanding.

Voting Rights

Common holders, also referred to as stockholders, are entitled under the Bylaws to vote on any amendment to the Bylaws or Certificate of Incorporation. Further, according to the Company's 2019 Equity Incentive Plan, the stockholders are entitled to vote on any amendment to the 2019 Equity Incentive Plan. All three points must be approved by a majority of the stockholders.

Material Rights

The total amount outstanding includes 267,000 of common stock to be issued pursuant to outstanding warrants.

The total amount outstanding includes 902,619 shares to be issued pursant to stock options, reserved but unissued.

The total amount outstanding includes 853,430 of shares to be issued pursant to stock options issued.

Series Seed-1 Stock

The amount of security authorized is 3,097,289 with a total of 0 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation Preference: First pay one times (1x) the Original Issue Price plus declared and unpaid dividends on each share of Series Seed (or, if greater, the amount that the Series Seed would receive on an as-converted basis). The balance of any proceeds shall be distributed pro

rata to holders of Common Stock. (See Exhibit F for additional information)

Conversion: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. (See Exhibit F for additional information)

Dividends: The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. (See Exhibit F for additional information)

Series I 2020 CN

The security will convert into Series seed-5 and the terms of the Series I 2020 CN are outlined below:

Amount outstanding: $155,000.00

Maturity Date: July 01, 2022

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $3,000,000.00

Conversion Trigger: Preferred offering of $1000000

Material Rights

In the event this Note has not been converted prior to the Maturity Date, the Outstanding Balance may be converted at the Maturity Date, at the option of the Investor, into shares of Common Stock determined by dividing the Outstanding Balance by the per-share price calculated by dividing $2,500,000 by the Company's Fully- Diluted Capitalization. If the Investor does not elect conversion, the Outstanding Balance shall be repaid within 30 days of the Maturity Date.

Series II Safe

The security will convert into Series seed-2 and the terms of the Series II Safe are outlined below:

Amount outstanding: $250,000.00

Maturity Date: July 26, 2022

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $2,250,000.00

Conversion Trigger: preferred offering of $1,000,000

Material Rights

There are no material rights associated with Series II Safe.

Series III Safe

The security will convert into Series seed-3 and the terms of the Series III Safe are outlined below:

Amount outstanding: $162,500.00

Maturity Date: July 26, 2022

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $2,500,000.00

Conversion Trigger: $1,000,000 offering

Material Rights

If there is no Equity Financing or Liquidity Event within four (4) years from the date of this Agreement (the "Longstop Date"), the Investor shall have the option (but not obligation) at any time to (i) receive an amount equal to the Purchase Amount plus interest at the rate of 5% per annum; or (ii) receive the number of shares of Common Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the quotient resulting from dividing the Post-Money Valuation Cap by the Company Capitalization.

2019 MicroVenture CF Safes

The security will convert into Series seed-4 and the terms of the 2019 MicroVenture CF Safes are outlined below:

Amount outstanding: $24,008.00

Maturity Date: July 26, 2022

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $3,000,000.00

Conversion Trigger: Preferred offering of $1,000,000

Material Rights

There are no material rights associated with 2019 MicroVenture CF Safes.

2019 MicroVentures Safes II

The security will convert into Series seed-6 and the terms of the 2019 MicroVentures Safes II are outlined below:

Amount outstanding: $20,794.00

Maturity Date: July 26, 2022

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $3,500,000.00

Conversion Trigger: $1000000 offering

Material Rights

There are no material rights associated with 2019 MicroVentures Safes II.

Republic Safes

The security will convert into Series seed-7 and the terms of the Republic Safes are outlined below:

Amount outstanding: $101,691.96

Maturity Date: July 26, 2022

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $3,000,000.00

Conversion Trigger: $1,000,000 offering

Material Rights

There are no material rights associated with Republic Safes.

Series Seed-2 Stock

The amount of security authorized is 1,495,508 with a total of 1,495,508 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

The amount of shares of Series Seed-2 Preferred Stock includes 1,495,508 shares to be issued upon the conversion of Convertible Securities currently outstanding. These Convertible Securities will only convert in the event of an equity financing equal to or greater than $1,000,000.

Liquidation Preference: First pay one times (1x) the Original Issue Price plus declared and unpaid dividends on each share of Series Seed (or, if greater, the amount that the Series Seed would receive on an as-converted basis). The balance of any proceeds shall be distributed pro rata to holders of Common Stock. (See Exhibit F for additional information)

Conversion: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. (See Exhibit F for additional information)

Dividends: The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. (See Exhibit F for additional information)

Series Seed-3 Stock

The amount of security authorized is 943,670 with a total of 943,670 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

The amount of shares of Series Seed-3 Stock includes 943,670 shares to be issued upon the conversion of Convertible Securities currently outstanding. These Convertible Securities will only convert in the event of an equity financing equal to or greater than $1,000,000.

Liquidation Preference: First pay one times (1x) the Original Issue Price plus declared and unpaid dividends on each share of Series Seed (or, if greater, the amount that the Series Seed would receive on an as-converted basis). The balance of any proceeds shall be distributed pro rata to holders of Common Stock. (See Exhibit F for additional information)

Conversion: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. (See Exhibit F for additional information)

Dividends: The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. (See Exhibit F for additional information)

Series Seed-4 Stock

The amount of security authorized is 118,014 with a total of 118,014 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

The amount of shares of Series Seed-4 Stock includes 118,014 shares to be issued upon the conversion of Convertible Securities currently outstanding. These Convertible Securities will only convert in the event of an equity financing equal to or greater than $1,000,000.

Liquidation Preference: First pay one times (1x) the Original Issue Price plus declared and unpaid dividends on each share of Series Seed (or, if greater, the amount that the Series Seed would receive on an as-converted basis). The balance of any proceeds shall be distributed pro rata to holders of Common Stock. (See Exhibit F for additional information)

Conversion: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. (See Exhibit F for additional information)

Dividends: The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. (See Exhibit F for additional information)

Series Seed-5 Stock

The amount of security authorized is 821,030 with a total of 821,030 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

The amount of shares of Series Seed-5 Preferred Stock includes 821,030 shares to be issued upon the conversion of Convertible Securities currently outstanding. These Convertible Securities will only convert in the event of an equity financing equal to or greater than $1,000,000.

Liquidation Preference: First pay one times (1x) the Original Issue Price plus declared and unpaid dividends on each share of Series Seed (or, if greater, the amount that the Series Seed would receive on an as-converted basis). The balance of any proceeds shall be distributed pro rata to holders of Common Stock. (See Exhibit F for additional information)

Conversion: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. (See Exhibit F for additional information)

Dividends: The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. (See Exhibit F for additional information)

Series Seed-6 Stock

The amount of security authorized is 87,609 with a total of 87,609 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

The amount of shares of Series Seed-6 Preferred Stock includes 87,609 shares to be issued upon the conversion of Convertible Securities currently outstanding. These Convertible Securities will only convert in the event of an equity financing equal to or greater than $1,000,000.

Liquidation Preference: First pay one times (1x) the Original Issue Price plus declared and unpaid dividends on each share of Series Seed (or, if greater, the amount that the Series Seed would receive on an as-converted basis). The balance of any proceeds shall be distributed pro rata to holders of Common Stock. (See Exhibit F for additional information)

Conversion: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. (See Exhibit F for additional information)

Dividends: The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. (See Exhibit F for additional information)

Series Seed-7 Stock

The amount of security authorized is 347,071 with a total of 347,071 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

The amount of shares of Series Seed-7 Preferred Stock includes 347,071 shares to be issued upon the conversion of Convertible Securities currently outstanding. These Convertible Securities will only convert in the event of an equity financing equal to or greater than $1,000,000.

Liquidation Preference: First pay one times (1x) the Original Issue Price plus declared and unpaid dividends on each share of Series Seed (or, if greater, the amount that the Series Seed would receive on an as-converted basis). The balance of any proceeds shall be distributed pro rata to holders of Common Stock. (See Exhibit F for additional information)

Conversion: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. (See Exhibit

F for additional information)

Dividends: The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. (See Exhibit F for additional information)

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the service industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $535,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a marketplace for services performed by firefighters. Our revenues are therefore dependent upon the market for services performed by firefighters.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Hidrent Inc. was formed on May 12, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hidrent Inc. has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that Hidrent Inc.'s task-based online service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns two trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Hidrent Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hidrent Inc. could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 16, 2022.

Hidrent Inc.

By /s/ *David Heimbuch*

    Name: <u>Hidrent Inc.</u>

    Title: Founder & CEO

Exhibit A

FINANCIAL STATEMENTS

Hidrent, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Hidrent, Inc

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 21, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	147,494	18,529
Accounts Receivable	33,816	40,349
Other	5,835	203
Total Current Assets	187,144	59,082
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	601	601
Total Non-Current Assets	601	601
TOTAL ASSETS	187,745	59,683
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,800	-
Convertible Notes Payable ($196k) and SBA loan ($7k)	203,923	164,294
Short Term Debt - Related Parties	59,852	158,928
Total Current Liabilities	265,574	323,222
Long-term Liabilities		
Future Equity Obligations	557,000	44,802
Total Long-Term Liabilities	557,000	44,802
TOTAL LIABILITIES	822,574	368,024
EQUITY		
Common Stock	90	90
Additional Paid-In Capital	-	-
Accumulated Deficit	(634,919)	(308,431)
Total Equity	(634,829)	(308,341)
TOTAL LIABILITIES AND EQUITY	187,745	59,683

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	429,438	261,786
Cost of Sales	408,174	229,623
Gross Profit	21,265	32,163
Operating Expenses		
Advertising and Marketing	61,671	10,737
General and Administrative	83,104	76,455
Research and Development	114,103	119,690
Payroll	82,893	54,488
Total Operating Expenses	341,770	261,370
Operating Income (loss)	(320,506)	(229,207)
Provision for Income Tax	-	-
Net Income (loss)	(320,506)	(229,207)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(320,506)	(229,207)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	1,800	-
Accounts Receivable	6,533	(40,349)
Other	(11,614)	(203)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(3,281)	(40,553)
Net Cash provided by (used in) Operating Activities	(323,786)	(269,759)
INVESTING ACTIVITIES		
Trademark	-	601
Net Cash provided by (used by) Investing Activities	-	601
FINANCING ACTIVITIES		
Debt Issuances - Related Parties	(59,448)	109,142
Debt Issuances	-	164,294
Additional Paid-In Capital	-	-
Future Debt Obligations	512,198	1,000
Other	-	(337)
Net Cash provided by (used in) Financing Activities	452,750	274,099
Cash at the beginning of period	18,529	13,588
Net Cash increase (decrease) for period	128,964	4,941
Cash at end of period	147,494	18,529

Statement of Changes in Shareholder Equity

	Common Stock		APIC	APIC - Crowd Note	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount				
Beginning Balance at 1/1/2020	9,000,000	90	-	43,802	(79,225)	(35,333)
Reclassification of Crowd Note to Liability	-	-	-	(43,802)		(43,802)
Additional Paid in Capital	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(229,207)	(229,207)
Ending Balance 12/31/2020	9,000,000	90	-	-	(308,432)	(308,341)
Issuance of Common Stock	-	-	-	-	-	-
Prior Period Adjustment	-	-		-	(5,982)	(5,982)
Net Income (Loss)	-	-	-	-	(320,506)	(320,506)
Ending Balance 12/31/2021	9,000,000	90	-	-	(634,919)	(634,829)

Hidrent, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Hidrent Inc. (which may be referred to as the "Company", "we," "us," or "our") was converted to a Delaware corporation from a Texas LLC with the name of Hidrent, LLC (formed May 12, 2017) on May 8, 2019. The Company provides an app where customers can hire off-duty firefighters to do handyman-type services. The Company's headquarters are in Celina, Texas. The company began operations in 2017.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

The Company generates revenues by taking a fee from the cost of the services performed by firefighters that were found on their app. The Company's payments are generally collected upfront.

For years ending December 31, 2020 and 2021 the Company recognized $261,786 and $429,438 in revenue, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

	Total Options	Weighted Average Fair Value
Total options outstanding, January 1, 2020	50,000	$0.001
Granted	-	$0.001
Exercised	-	$0.001
Expired/cancelled	-	
Total options outstanding, December 31, 2020	50,000	$0.001
Granted	591,666	$0.001
Exercised	-	$0.001
Expired/cancelled	-	
Total options outstanding, December 31, 2021	641,666	$0.001
Options exercisable, December 31, 2021	246,350	$0.001

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020	-	-
Granted	-	$-
Vested	50,000	$0.001
Forfeited	-	$-
Nonvested options, December 31, 2020	-	$-
Granted	591,666	$0.001
Vested	196,350	$0.001
Forfeited	-	$-
Nonvested options, December 31, 2021	395,316	$0.001

	Total Shares	Weighted Average Fair Value
Total shares issued, January 1, 2020	9,000,000	$1.000
Granted	-	
Exercised	-	
Expired/cancelled	-	
Total shares issued, December 31, 2020	9,000,000	$1.000
Granted	-	$1.000
Exercised	-	$1.000
Expired/cancelled	-	
Total shares issued, December 31, 2021	9,000,000	$1.000

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2020		
Granted	9,000,000	$1.000
Vested	3,437,500	$1.000
Forfeited	-	$-
Nonvested shares, December 31, 2020	5,562,500	$1.000
Granted	-	$-
Vested	2,039,583	$1.000
Forfeited	-	$-
Nonvested shares, December 31, 2021	3,522,917	$1.000

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

Exercise Price	Number Outstanding	Expiration Date
0.001	50,000	10/23/2030
0.001	167,000	2/20/2030
0.001	50,000	10/15/2030
	267,000	

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2020	-	-	-	-
Grants	267,000	0.001	6	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2020	267,000	0.001	6	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2021	267,000	0.001	6	-
Vested and expected to vest at December 31, 2021	267,000	0.001	6	-
Exercisable at December 31, 2021	267,000	0.001	6	-

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into a loan with its Founder, which had a balance of $142,320 as of December 31st, 2020 and $59,852 as of December 31st, 2021. The loan is non-interest bearing and due on demand.

Additionally, the Company entered into a loan in 2020 with a shareholder of the Company and had a balance as of December 31st, 2020 of $16,608. This amount was completely paid off as of December 31st, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3 for related party loans.

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2022 to 2023. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The Company accrued $180,000 in principal as of 2021 related to these notes. The balance of these loans was $196,460 as of December 31st, 2021.

Loans – The Company entered into a Small Business Act (SBA) loan on April 26th, 2020 for the purpose of funding operations. The interest on the loan is 3.75%. The short-term portion payable on the debt are the interests. The balance of this loan was $7,463 as of December 31st, 2021.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2019, 2020, and 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event ranging from a 20% to 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $2.25M – $3.5M.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$196,555
2023	$163
2024	$163
2025	$163
2026	$163
Thereafter	$6,717

NOTE 6 – EQUITY

The Company has authorized 10,588,235 of common stock shares with a par value of $0.00001 per share. 9,000,000 shares were issued and outstanding as of 2020 and 2021.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 21, 2022, the date these financial statements were available to be issued.

In March of 2022, the Company amended their Articles of Incorporations to increase the authorized share count from 10,588,235 to 10,707,368.

As of the date of these financials, the Company has issued and outstanding a total of 9,119,133 common stock shares and 1,588,235 common stock reserved for their incentive equity pool, which includes both unissued and issued options.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

CERTIFICATION

I, David Heimbuch, Principal Executive Officer of Hidrent Inc., hereby certify that the financial statements of Hidrent Inc. included in this Report are true and complete in all material respects.

David Heimbuch

Founder & CEO